FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TABLE OF CONTENTS

Exhibits
99.1	NOTICE TO SHAREHOLDERS OF AXTEL, S.A.B. DE C.V.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services.

Visit AXTEL on the web at www.axtel.com.mx

This report on Form 6-K may contain forward looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended, and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company’s actual results could differ materially from those set forth in the forward-looking statements, as a result of the risks associated with the Company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

Media Relations
José Manuel Basave
contacto@axtel.com.mx

Exhibit 99.1

AXTEL, S.A.B. DE C.V.

N O T I C E

To the Shareholders of the Corporation

In accordance with Clause Twelfth of the Bylaws of AXTEL, S.A.B. DE C.V. (the “Corporation”) and for all applicable legal purposes, the shareholders of the Corporation are informed that pursuant to: (i) the resolutions adopted at the Ordinary and Extraordinary Shareholders Meeting of the Corporation dated as of November 29, 2006 (the “Meeting”); and (ii) the resolutions dated as of December 27, 2006 adopted by the Special Delegate of the Corporation by virtue of the authority granted by the Meeting, among other matters, the following resolutions were adopted:

1.- It was approved an increase in the minimum fixed portion of the capital stock of the Corporation through the issuance of 85,681,393 ordinary, nominative, without reference to par value Series “B”, Class “I” shares (the “Shares”), from which: (i) 82,151,321 Shares shall be subscribed and paid by Telecomunicaciones Holding MX, S. de R.L. de C.V. under the terms of the subscription agreement that such entity has entered with the Corporation, and (ii) 3,530,072 Shares which may be subscribed and paid by those shareholders of the Corporation who did not waive their preemptive rights provided in article 132 of the General Law of Commercial Companies “Ley General de Sociedades Mercantiles” and who subscribe the Shares in exercise of such rights.

2.- It was agreed that in the case of holders of Non Redeemable Ordinary Participation Certificates “Certificados de Participación Ordinarios No Amortizables” (“CPOs”) issued pursuant to the terms of irrevocable trust number 80471 formalized on November 30, 2005 with Nacional Financiera, Institución de Banca de Desarrollo, División Fiduciaria (“Nafin”), in its capacity of trustee (the “CPO Trust”), (i) the Shares under the capital stock increase shall be subscribed and paid through Nafin pursuant to the CPO Trust, and (ii) once the Shares have been subscribed, Nafin shall deposit them on the S.D. Indeval, Institución para el Deposito de Valores (“Indeval”) and request Indeval, pursuant to the terms of the CPO Trust, to credit the number of CPOs that may correspond to the deposited Shares, in favor of the respective CPO holder.

3.- It was attested at the Meeting, the waiver granted by the shareholders who were present or represented at the Meeting to their preemptive rights provided in article 132 of the General Law of Commercial Companies “Ley General de Sociedades Mercantiles” to subscribe the Shares under the agreed capital stock increase and it was agreed at the Resolutions, that the shareholders that have not waived their preemptive rights to subscribe the Shares under the increase shall have fifteen calendar days as of January 4, 2007 to exercise such rights.

4.- It was agreed that the subscription price per Share under the capital increase will be Ps$4.56 (four pesos 56/100 M.N.); in the understanding that the shareholders of the Corporation that did not waive their preemptive rights at the Meeting, shall have the right to subscribe and pay 0.03015956 Shares for each one of the shares owned by them. Since the Shares under the increase will be represented by CPOs and each CPO is represented by 7 Shares, the subscription price for each CPO will be $31.92 (thirty one pesos 92/100 M.N.).

To exercise their preemptive rights, the shareholders or holders of CPOs of the Corporation, as the case may be, shall do it directly at the offices of the Corporation located at Boulevard Díaz Ordaz Km. 3.33 L-1, Colonia Unidad San Pedro, San Pedro Garza García, Estado de Nuevo León.

For all applicable legal purposes, it is hereby attested that the Shares under the increase referred in this Notice are not offered either directly nor in form of CPOs in the United States of America nor in any other jurisdiction outside of Mexico. The Shares have not, nor will be registered directly or in the form of CPOs pursuant to the Securities Act of 1933 of the United States of America or the securities laws of the United States of America; nor in accordance with the laws of any other jurisdiction outside of Mexico. By virtue of the above, the Shares under the capital stock increase referred in this Notice will not be offered, sold or delivered, directly or indirectly, in the form of Shares or CPOs outside of Mexico (including the United States of America), nor to citizens of the United States, nor to any individual in the United States of America or in any other jurisdiction outside of Mexico.

The publication of this Notice is made pursuant to the terms and for the legal effects provided under Article 132 of the General Law of Commercial Companies “Ley General de Sociedades Mercantiles”.

San Pedro Garza García, Nuevo León as of December 28, 2006.

[signed]

JOSÉ ANTONIO VELASCO CARMONA
SPECIAL DELEGATE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: January 3, 2007